PROVIDENT™

Provident Financial Holdings, Inc.

March 31, 2009

www.myprovident.com

Safe-Harbor Statement

This presentation contains statements that the Corporation believes are “forward-looking statements.” These statements relate to the Corporation’s financial condition, results of operations, plans, objectives, future performance or business. You should not place undue reliance on these statements, as they are subject to risks and uncertainties. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements the Corporation may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Corporation. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors which could cause actual results to differ materially include, but are not limited to, the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs that may be impacted by deterioration in the housing and commercial real estate markets and may lead to increased losses and non-performing assets in our loan portfolio, result in our allowance for loan losses not being adequate to cover actual losses, and require us to materially increase our reserves; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas; results of examinations of us by the Office of Thrift Supervision and our bank subsidiary by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses to write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; our ability to control operating costs and expenses; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; our ability to manage loan delinquency rates; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; computer systems on which we depend could fail or experience a security breach, or the implementation of new technologies may not be successful; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; legislative or regulatory changes that adversely affect our business; adverse changes in the securities markets; the inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the economic impact of war or terrorist activities; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and other risks detailed in the Corporation’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq GS:	PROV
Share price:	$5.26
52-week range:	$4.00 - $16.65
Shares outstanding	6,219,654 shares
Market cap:	$32.7 million
P/E (ttm):	NM
EPS (ttm):	-$1.69
Annual div & yield:	$0.12 (2.28%)
Div distribution date:	06-Mar-09
Div record date:	10-Feb-09
As of March 31, 2009	

Organizational Chart



Provident Financial Holdings (Holding Company)
Mortgage Banking
(Provident Bank Mortgage)
Provident Bank
Community Banking
(Provident Bank)
Provident Financial Corp

Provident Financial Holdings, Inc.

PROV Overview

Regional Banking Services Company Based in the Inland Empire Region of Southern California

- Expanding customer base and market
- Strong mortgage operations
- Largest independent community bank headquartered in Riverside County, California
- Fifth largest deposit market share in the Riverside-San Bernardino RMA

Provident Financial Holdings, Inc.

Provident Locations

Pleasanton, Northern California


San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Plaza
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga

Retail Offices:

- Glendora
- Riverside

Provident Financial Holdings, Inc.

PROV Highlights

Financial Position:	As of 03/31/2009	As of 12/31/2007
Total Assets ………………………	$ 1.56 Billion	$ 1.64 Billion
Loans Held for Investment …………	$ 1.21 Billion	$ 1.40 Billion
Deposits …………………………….	$ 947.9 Million	$ 1.01 Billion
Equity ………………………………..	$ 116.2 Million	$ 126.1 Million
Tangible Equity ……………………..	$ 116.2 Million	$ 126.1 Million

Financial Results:	Quarter Ended 03/31/2009	Quarter Ended 12/31/2007
Net (Loss) Income …………………	$(2.6) Million	$ 1.0 Million
(Loss) Return on Average Equity ….	(8.69)%	3.30%
(Loss) Return on Average Assets …	(0.67)%	0.26%
Net Interest Margin ………………....	2.87%	2.42%
Efficiency Ratio ……………………..	46.59%	63.57%
Total Loan Originations …………….	$ 369.9 Million	$ 192.7 Million
Provident Bank …………………...	$ 2.8 Million	$ 61.5 Million
Provident Bank Mortgage ……….	$ 367.1 Million	$ 131.2 Million

Total Assets

Provident Financial Holdings, Inc.



(In Millions)
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$1,640
$1,674
$1,632
$1,594
$1,551
$1,563
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Quarterly Net Income



(In Millions)
$1.0
$1.0
$0.3
$(1.8)
$(6.5)
$(2.6)
$1.0
$-
$(1.0)
$(2.0)
$(3.0)
$(4.0)
$(5.0)
$(6.0)
$(7.0)
$(8.0)
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Provident Financial Holdings, Inc.

Pre-Provision, Pre-Tax Earnings



(In Millions)
86% C.A.G.R.*
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$4.2
$5.0
$4.1
$6.4
$5.3
$9.1
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/07 through 03/31/09.

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments


(In Millions)
$6.0
$4.0
$2.0
$0.0
-$2.0
-$4.0
-$6.0
-$8.0
-$10.0
-$12.0
$5.0
$(2.9)
$4.7
$(2.8)
$2.1
$(4.3)
$2.4
$(1.7)
$(9.1)
$(2.1)
$2.2
$(6.6)
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)
Community Banking
Mortgage Banking

Quarterly Net Interest Income



(In Millions)
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$9.6
$10.7
$11.8
$11.3
$10.2
$10.7
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Non-Interest Income


(In Millions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$(1.0)
237% Increase
$1.0
$0.9
$1.3
$0.3
$0.7
$(0.4)
$1.3
$1.2
$0.9
$1.4
$0.3
$6.1
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)
Gain (Loss) on Sale of Loans
Other Fees

Provident Financial Holdings, Inc.

Net Interest Margin


3.00%
2.75%
2.50%
2.25%
2.00%
2.42%
2.69%
2.93%
2.89%
2.70%
2.87%
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Operating Expenses



(In Millions)
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$7.3
$7.3
$7.9
$7.4
$7.2
$7.9
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

G&A to Average Assets



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
1.81%
1.79%
1.93%
1.84%
1.86%
2.06%
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Efficiency Ratio



Improving
75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
63.57%
59.23%
65.70%
53.48%
57.61%
46.59%
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Return on Average Assets


0.50%
0.25%
0.00%
-0.25%
-0.50%
-0.75%
-1.00%
-1.25%
-1.50%
-1.75%
-2.00%
0.26%
0.23%
-0.43%
0.08%
-1.67%
-0.67%
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Provident Financial Holdings, Inc.

Return on Average Equity



5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
-25.00%
3.30%
2.99%
-5.55%
1.06%
-21.44%
-8.69%
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Diluted Earnings per Share



$0.25
$-
$(0.25)
$(0.50)
$(0.75)
$(1.00)
$(1.25)
$0.17
$0.15
$(0.28)
$0.05
$(1.05)
$(0.41)
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Book Value per Share



$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$20.35
$20.49
$19.97
$20.05
$18.98
$18.68
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT
Bank ™

More for you everyday.

Loan to Investment Mix



(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$154
$169
$153
$153
$145
$137
$1,395
$1,407
$1,368
$1,322
$1,265
$1,213
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)
Loans Held for Investment
Investment Securities

Provident Bank Loan Originations (Primarily "Preferred Loans")

Provident Financial Holdings, Inc.


(In Millions)
$70
$60
$50
$40
$30
$20
$10
$0
$62
$36
$9
$6
$4
$3
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Loan Portfolio Mix
(Loans Held for Investment)



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
(In Millions)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
$577
$831
41%
$593
$827
42%
$570
$814
41%
$551
$788
41%
$528
$766
41%
$514
$736
41%
12/07
03/08
06/08
09/08
12/08
03/09
Preferred Loans
Single-Family Loans
% of Preferred Loans to LHFI

"Preferred Loans" – Multi-Family, Commercial Real Estate, Construction and Commercial Business Loans.

Asset Quality

Provident Financial Holdings, Inc.

Non-Performing Assets ("NPA") & NPA to Total Assets



(InThousands)
(Percentage)
$90,000
$85,000
$80,000
$75,000
$70,000
$65,000
$60,000
$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
9.00%
8.50%
8.00%
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%

	12/07	03/08	06/08	09/08	12/08	03/09
Non-Performing Assets	$24,372	$27,292	$32,548	$44,676	$56,963	$80,998
NPA to Total Assets	1.49%	1.63%	1.99%	2.80%	3.67%	5.18%

Asset Quality

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
(In Thousands)
17.00%
16.00%
15.00%
14.00%
13.00%
12.00%
11.00%
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
(Percentage)

	12/07	03/08	06/08	09/08	12/08	03/09
PLL	$2,140	$3,150	$6,299	$5,732	$16,536	$13,541
ALL to LHI	1.22%	1.18%	1.43%	1.67%	2.69%	3.36%

Asset Quality

Provident Financial Holdings, Inc.

Single-Family (1st) – Loans Held for Investment

	Year of Origination									
	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	YTD 2009	TOTAL
Loan Balance (In Thousands)	$12,528	$3,524	$26,996	$96,570	$233,040	$186,463	$114,014	$52,961	$833	$726,929
Weighted Avg. LTV (1)	51%	66%	72%	76%	73%	70%	72%	75%	66%	72%
Weighted Avg. Age (In Years)	14.90	6.60	5.57	4.54	3.69	2.70	1.73	0.98	0.07	3.32
Weighted Avg. FICO	695	695	724	720	731	742	734	744	749	733
Number of Loans	152	13	100	287	599	417	218	94	3	1,883
Geographic Breakdown (%)										
Inland Empire	36%	34%	38%	31%	32%	29%	29%	23%	97%	30%
Southern CA (Other than Inland Empire)	53%	57%	59%	63%	60%	52%	42%	52%	1%	55%
Other California	7%	9%	3%	5%	7%	17%	28%	25%	2%	14%
Other States	4%	0%	0%	1%	1%	2%	1%	0%	0%	1%
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

(1) Current loan balance in comparison to the original appraised value.

Asset Quality

Provident Financial Holdings, Inc.

Commercial Real Estate – Loans Held for Investment

	Year of Origination									
	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	YTD 2009	TOTAL (3)
Loan Balance (In Thousands)	$3,807	$7,039	$14,143	$13,407	$21,854	$27,042	$22,851	$6,371	$1,650	$118,164
Weighted Avg. LTV (1)	37%	53%	48%	53%	50%	56%	56%	38%	51%	52%
Weighted Avg. Debt Coverage Ratio (2)	1.37x	1.45x	1.64x	2.22x	2.08x	2.49x	2.34x	1.67x	1.26x	2.09x
Weighted Avg. Age (In Years)	13.61	6.71	5.75	4.70	3.71	2.68	1.75	0.93	0.13	3.75
Weighted Avg. FICO	745	735	732	713	712	722	717	756	722	722
Number of Loans	12	5	24	22	27	32	26	12	1	161
Geographic Breakdown (%)										
Inland Empire	80%	96%	52%	49%	71%	25%	45%	7%	0%	48%
Southern CA (Other than Inland Empire)	17%	4%	48%	51%	29%	74%	47%	93%	0%	49%
Other California	3%	0%	0%	0%	0%	1%	8%	0%	0%	2%
Other States	0%	0%	0%	0%	0%	0%	0%	0%	100%	1%
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

(1) Current loan balance in comparison to the original appraised value.

(2) At time of loan origination.

(3) Comprised of the following: $29.1 million in Office; $23.2 million in Retail; $15.2 million in Light Industrial/Manufacturing; $12.5 million in Mixed Use; $10.8 million in Medical/Dental Office; $6.9 million in Warehouse; $4.1 million in Restaurant/Fast Food; $3.8 million in Mini-Storage; $3.2 million in Research and Development; $2.7 million in Mobile Home Park; $2.0 million in Hotel and Motel; $1.8 million in Automotive – Non Gasoline; $1.3 million in School; and $1.6 million in Other.

Provident Financial Holdings, Inc.

Asset Quality

Multi-Family – Loans Held for Investment

	Year of Origination									
	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	YTD 2009	TOTAL
Loan Balance (In Thousands)	$2,037	$4,295	$21,150	$43,491	$67,476	$113,885	$104,119	$20,222	$1,750	$378,425
Weighted Avg. LTV (1)	29%	46%	59%	53%	56%	57%	58%	56%	53%	56%
Weighted Avg. Debt Coverage Ratio (2)	2.57x	1.56x	1.41x	1.45x	1.28x	1.27x	1.25x	1.28x	1.21x	1.30x
Weighted Avg. Age (In Years)	14.19	6.45	5.59	4.75	3.72	2.77	1.73	0.82	0.12	3.03
Weighted Avg. FICO	720	744	737	709	706	714	701	763	735	718
Number of Loans	7	8	34	58	100	125	123	23	1	479
Geographic Breakdown (%)										
Inland Empire	78%	16%	4%	21%	7%	11%	3%	8%	0%	9%
Southern CA (Other than Inland Empire)	22%	84%	84%	75%	60%	59%	83%	91%	100%	71%
Other California	0%	0%	12%	3%	32%	28%	14%	1%	0%	19%
Other States	0%	0%	0%	1%	1%	2%	0%	0%	0%	1%
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

(1) Current loan balance in comparison to the original appraised value.

(2) At time of loan origination.

Asset Quality

Provident Financial Holdings, Inc.

Geographic Locations

	Inland Empire		Southern California (1)		Other California		Other States		Total	
Category	Balance	Percentage	Balance	Percentage	Balance	Percentage	Balance	Percentage	Balance	Percentage
Single-Family	$222,227	30%	$399,060	55%	$101,062	14%	$9,601	1%	$731,950	100%
Multi-Family	34,399	9%	268,725	71%	71,607	19%	3,694	1%	378,425	100%
Commercial Real Estate	56,505	48%	57,636	49%	2,373	2%	1,650	1%	118,164	100%
Construction	8,708	96%	400	4%	-	0%	-	0%	9,108	100%
Other loans	4,413	100%	-	0%	-	0%	-	0%	4,413	100%
Total	$326,252	26%	$725,821	59%	$175,042	14%	$14,945	1%	$1,242,060	100%

(1) Other than the Inland Empire.

PROVIDENT
Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings



(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$494
$500
$479
$494
$481
$478
$666
$684
$664
$627
$618
$608
$340
$348
$348
$329
$317
$340
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Deposit Composition



(In Millions)
$700
$600
$500
$400
$300
$200
$100
$0
As of 03/31/2009
$608
$144
$126
$45
$25
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market



(In Millions)
$500
$400
$300
$200
$100
$0
As of 12/31/2007
$666
$147
$120
$43
$30
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

PROVIDENT

Provident Financial Holdings, Inc.

Mortgage Banking

PROVIDENT

Bank Mortgage™

Faster funded home loans.

Provident Bank Mortgage Loan Originations



(In Millions)
326% Increase in Saleable Loan Volume
from March 2008
$400
$350
$300
$250
$200
$150
$100
$50
$0
$33
$98
$32
$86
$21
$114
$8
$166
$169
$366
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)
Saleable
Portfolio

Provident Financial Holdings, Inc.

Provident Bank Mortgage Locked Pipeline


Locked Pipeline - Available for Sale
(In Thousands)
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$(0)
Sizable Increase

	12/07	03/08	06/08	09/08	12/08	03/09
Gross Locked Pipeline	$23,244	$37,938	$44,599	$54,666	$77,243	$338,103
Net Locked Pipeline (1)	$9,995	$14,037	$23,191	$32,253	$45,573	$206,966

(Quarter Ended)

(1) Net of management's estimate of commitments to extend credit which may not fund.

PBM Purchase vs. Refinance



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	12/07	03/08	06/08	09/08	12/08	03/09
Refinance	59%	64%	34%	17%	17%	56%
Purchase	41%	36%	66%	83%	83%	44%

(Quarter Ended)

Loan Sale Margin


Solid Rebound
from March 2008
1.90%
1.40%
0.90%
0.40%
-0.10%
-0.60%
1.09%
1.05%
0.41%
0.77%
-0.32%
0.92%
0.72%
1.18%
0.80%
1.68%
1.33%
1.42%
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)
Loan Sale Margin
Loan Sale Margin, Excluding Recourse Provision

PROVIDENT
Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity



(In Millions)
$130
$125
$120
$115
$110
$105
$100
$126
$127
$124
$125
$118
$116
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Cash Dividend per Share



$0.20
$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
$0.18
$0.18
$0.10
$0.05
$0.05
$0.03
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Consolidated Capital Ratio


Equity to Assets
10.00%
9.50%
9.00%
8.50%
8.00%
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
7.69%
7.60%
7.60%
7.81%
7.60%
7.43%
12/07
03/08
06/08
09/08
12/08
03/09
(Quarter Ended)

Bank Capital Ratios



14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%

	12/07	03/08	06/08	09/08	12/08	03/09
Core Capital Ratio	7.13%	7.09%	7.19%	7.42%	7.25%	7.06%
Tier 1 Risk-Based Capital Ratio	10.73%	10.80%	10.99%	11.71%	11.63%	11.42%
Total Risk-Based Capital Ratio	11.93%	11.98%	12.26%	12.96%	12.88%	12.68%

(Quarter Ended)

To be deemed "Well Capitalized," the Bank must maintain its Core Capital Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio at or above 5.00%, 6.00% and 10.00%, respectively.

Value Proposition

PROVIDENT
Provident Financial Holdings, Inc.

Stock Price to Tangible Book Value Multiple


2.00x
1.80x
1.60x
1.40x
1.20x
1.00x
0.80x
0.60x
0.40x
0.20x
0.00x

	Jun 2007	Sep 2007	Dec 2007	Mar 2008	Jun 2008	Sep 2008	Dec 2008	Mar 2009
Price/TBV	1.24x	1.10x	0.81x	0.78x	0.47x	0.44x	0.24x	0.28x

Stock Performance



$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10

	Sep 2007	Dec 2007	Mar 2008	Jun 2008	Sep 2008	Dec 2008	Mar 2009
PROV	$100	$75	$73	$44	$41	$21	$25
Nasdaq Bank Index	$100	$88	$84	$66	$78	$65	
Nasdaq Stock Index	$100	$98	$84	$85	$79	$47	

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on September 30, 2007 and that all dividends were reinvested.

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™
NASDAQ
LISTED

www.myprovident.com